SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On November 24, 2015, the ALTMFX Trust ceased to publicly offer shares of the Castlerigg Event Driven and Arbitrage Fund (the “Fund”). On December 29, 2015, the Fund had no shareholders and ceased operations.